LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2004	slanter@luselaw.com

May 1, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:                    Mr. Mark Webb, Legal Branch Chief

Re:                             Sunnyside Bancorp, Inc.

Registration Statement on Form S-1 (File No. 333-187317)

Dear Mr. Webb:

On behalf of Sunnyside Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s comment letter dated April 10, 2013, as well as the Company’s responses to those comments.  In addition to the revisions to the Company’s prospectus referred to in our responses below, the prospectus has been revised in response to comments received from the Office of the Comptroller of the Currency (“OCC”).  The Amended Form S-1 has been blacklined to reflect changes from the original filing.

Sunnyside Federal Savings and Loan….page 1

1.                                      Prominently note your loss, and explain how you intend to achieve profitability.

The disclosure on page 1 of the prospectus has been revised in response to the comment.

2.                                      We note that all of the current executive management team has joined the company since 2008. Disclose in the summary when they joined the company and the circumstances surrounding this change.

The disclosure on pages 1 and 2 of the prospectus has been revised in response to the comment.

Risk Factors, page 16

3.                                      A prominent risk factor should address losses in recent periods. See Item 503(c) of Regulation S-K.

The disclosure on page 16 of the prospectus has been revised in response to the comment.

Exhibit 8.1

4.                                      The first sentence of Use of Opinion is inappropriate and should be deleted.

The tax opinion has been revised and re-filed in response to the comment.

Financial Statements

Note 10 — Commitments and Contingencies, Page F-27

Legal Proceedings, Page F-27

5.                                      We note your disclosure stating that your “financial position” will not be materially affected as a result of the outcome of your legal proceedings. Please revise your filing to clarify whether any of your financial statements could be materially affected.

The disclosure on page F-27 has been revised in response to the comment.

6.                                      As a resulted matter, we note your disclosure on page 70 stating that you are “not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, involve amounts that are believed by management to be immaterial to its financial condition or results of operations.” Please revise to include disclosures consistent with those provisions in the Legal Proceedings footnote in the financial statements.

The disclosure on page 76 has been revised in response to the comment.

*                                         *                                         *

We request that the staff advise the undersigned at (202) 274-2004 or at slanter@luselaw.com or Kip Weissman of this office at (202) 274-2029 or at kweissman@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/Steven Lanter

Steven Lanter

cc:                                Timothy D. Sullivan, President and Chief Executive Officer

Kip Weissman, Esq.